Exhibit 99.3

Proxy form for annual general shareholder meeting on May 5, 2022
REGISTERED SHAREHOLDERS

The BCE Inc. annual general shareholder meeting (meeting) will be held by virtual meeting at https://web.lumiagm.com/418005512 at 9:30 a.m. (Eastern time) on May 5, 2022.

Your vote is important

As a shareholder, you have the right to vote your shares on electing directors, appointing the auditors, an advisory vote on executive compensation, on three shareholder proposals, and any other items that may properly come before the meeting. You can and we recommend that you vote your shares by proxy. You can also vote your shares by attending the virtual meeting or any adjournment at https://web.lumiagm.com/418005512. Refer to the instructions in section 2.1 of the BCE 2022 management proxy circular entitled How to vote. If you receive more than one proxy form, please complete, date, sign and return each one.

Notes to proxy

1.

Voting by proxy is the easiest way to vote. Voting by proxy means that you are giving each person named on the reverse page of this proxy form (proxyholder) the authority to vote your shares for you. If you are voting by proxy, TSX Trust Company (TSXT) or other agents we appoint must receive your signed proxy form or you must have voted by Internet or telephone before noon (Eastern time) on May 3, 2022. There are five ways to vote by proxy as indicated on the right.

2.

This form should be read in conjunction with the BCE 2022 management proxy circular available at www.meetingdocuments.com/TSXT/bce, on our website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

3.

Every shareholder has the right to appoint some other person or company of the shareholder’s choice, who need not be a shareholder of BCE, to act on the shareholder’s behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse and return your proxy by mail, email or fax as indicated herein. In addition, YOU MUST complete the online form available at www.tsxtrust.com/control-number-request or call TSXT at 1-800-561-0934 (toll free in Canada and the United States) or 416-682-3861 (other countries) by noon (Eastern time) on May 3, 2022 and provide TSXT with the required information for your chosen proxyholder so that TSXT may provide your proxyholder with your proxyholder’s own 13-digit Control Number via email. This 13-digit Control Number will allow your proxyholder to log in to and vote at the meeting. Without your proxyholder’s own 13-digit Control Number your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote.

Five ways to vote by proxy

ON THE INTERNET
Go to www.tsxtrust.com/vote-proxy.
You will need your 13-digit Control Number, found below.

BY TELEPHONE
Call 1-888-489-7352 (toll free in Canada and the
United States) or 1-800-1960–1968 (other countries) from
a touch-tone phone and follow the instructions. You will
need your 13-digit Control Number, found below.

BY EMAIL OR FAX
Complete the other side of this proxy form, ensuring
that you sign and date it, and fax both pages in one
transmission to 1-866-781-3111 (toll free in Canada and
the United States) or 416-368-2502 (other countries), or
scan and email to proxyvote@tmx.com.

BY MAIL
Complete the other side of this proxy form, ensuring that you sign and date it, and return it in the envelope we have provided.

If you vote on the Internet, by telephone, fax or email, do not mail back this proxy.

Proxies submitted must be received by noon (Eastern time) on May 3, 2022.

CONTROL NUMBER

Please complete the other side of this proxy form before emailing, faxing or mailing. Please send both pages in one fax transmission or email.

Proxy solicited by and on behalf of management

This form revokes all proxy forms (with respect to the same shares) you have previously signed that relate to the meeting. It will only be accepted as a valid proxy if it remains intact and has been signed. If you have any question about completing this proxy form, please call TMX Investor Solutions Inc. at 1-866-822-1244 (toll-free inside North America) or at 1-800-217-0538 (toll-free international) or by email at INFO_TMXIS@TMX.com.

APPOINTING A PROXYHOLDER

By completing this proxy form, you are appointing as your proxyholder Gordon M. Nixon, Mirko Bibic, Robert P. Dexter or Monique F. Leroux who are directors of BCE Inc., unless you appoint someone else (in which case, insert the name of the person you wish to appoint in the box to the right). If you appoint a proxyholder other than the four directors listed above, YOU MUST return your proxy by mail, fax or email and complete the online form available at www.tsxtrust.com/control-number-request or call TSXT at 1-800-561-0934 (toll free in Canada and the United States) or 416-682-3861 (other countries) by noon (Eastern time) on May 3, 2022, and provide TSXT with the required information for your appointee so that TSXT may provide the appointee with the appointee’s own 13-digit Control Number via email. This 13-digit Control Number will allow your appointee to log in to and vote at the meeting. Without your appointee’s own 13-digit Control Number your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote. If you do not specify how you want your shares voted, the directors named as proxyholders intend to cast the votes represented by proxy at the meeting as recommended by the board of directors. Your proxyholder may vote your shares as your proxyholder sees fit on any amendments to these items and on any other items that may properly come before the meeting or any adjournment.

Complete this section to provide voting instructions

Please check “For”, “Withhold” or “Against”, as applicable, for each of the following items.

Voting recommendations are indicated by highlighted text over the boxes.

1.	ELECTION OF DIRECTORS:
	THE BOARD OF DIRECTORS RECOMMENDS VOTING FOR ALL NOMINEES.		WITHHOLD

01.	Mirko Bibic	☐	☐
02.	David F. Denison	☐	☐
03.	Robert P. Dexter	☐	☐
04.	Katherine Lee	☐	☐
05.	Monique F. Leroux	☐	☐
06.	Sheila A. Murray	☐	☐
07.	Gordon M. Nixon	☐	☐
08.	Louis P. Pagnutti	☐	☐
09.	Calin Rovinescu	☐	☐
10.	Karen Sheriff	☐	☐
11.	Robert C. Simmonds	☐	☐
12.	Jennifer Tory	☐	☐
13.	Cornell Wright	☐	☐

2.	APPOINTMENT OF AUDITORS:
	THE BOARD OF DIRECTORS RECOMMENDS VOTING FOR THIS ITEM.		WITHHOLD

	Deloitte LLP as auditors	☐	☐

3.	ADVISORY VOTE ON EXECUTIVE COMPENSATION: THE BOARD OF DIRECTORS RECOMMENDS VOTING FOR THIS ITEM.		AGAINST

	Advisory resolution as described in section 3.4 of the management proxy circular	☐	☐

	SHAREHOLDER PROPOSALS (set out in Schedule A of the management proxy circular): THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE SHAREHOLDER PROPOSALS.	FOR

4.	Proposal No. 1	☐	☐
5.	Proposal No. 2	☐	☐
6.	Proposal No. 3	☐	☐

Please sign this proxy form

You must sign this proxy form to ensure that it will be accepted as valid. When you sign this proxy form, you authorize the proxyholder to act and vote your shares on your behalf at the meeting and any adjournment, and to carry out your voting instructions. If you are an individual shareholder, you or your authorized attorney must sign the proxy form. Your attorney may have to provide proof of your authorization. For shares registered in the name of two or more owners, at least one of the holders must sign to be accepted. For shares registered in the name of a corporation or other legal entity, an authorized officer or attorney must sign. This person may have to provide proof of authorization to sign.

☐ ☐	☐ ☐	2022
DAY	MONTH

SIGNATURE

If you do not include a date, we will deem it to be the date that we mailed the proxy form to you.

☐

I WISH TO RECEIVE A PAPER COPY OF THE ANNUAL REPORT

The annual report is available at BCE.ca so we encourage you not to mark this box in order to protect the environment and reduce costs. If you do not mark this box, or do not return this form, the annual report will not be mailed to you.

☐

I WISH TO RECEIVE PAPER COPIES OF THE QUARTERLY REPORTS

These documents are available at BCE.ca so we encourage you not to mark this box in order to protect the environment and reduce costs. If you do not mark this box, or do not return this form, the interim financial statements and MD&A will not be mailed to you.